UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

Hire Runner Co

Legal status of Issuer:

        Form:

        Corporation

        Jurisdiction of Incorporation/Organization:

        Delaware

        Date of Organization:

        March 15, 2022

Physical Address of Issuer:

6121 Sunset Boulevard
Los Angeles, CA 90028

Website of Issuer:

https://www.hirerunner.co

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a tiered fee (the "**Tiered Service Fee**") based on the amounts raised in the offering to the Intermediary of: (i) six percent (6%) of the amounts raised in the offering up to two million dollars ($2,000,000); (ii) four percent (4%) of the amounts raised in the offering between two million dollars ($2,000,000) and four million dollars ($4,000,000); and (iii) three percent (3%) of the amounts raised in the offering above four million dollars ($4,000,000).

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to one and one-half percent (1.5%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

100,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$100,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$5,000,000

Deadline to reach the Target Offering Amount:

October 31, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

165

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020) **
Total Assets	$162,320	$0
Cash & Cash Equivalents	$67,625	$0
Accounts Receivable	$20,858	$0
Short-term Debt	$87,237	$0
Long-term Debt	$0	$0
Revenues/Sales	$39,176	$0
Cost of Goods Sold*	$25,435	$0
Taxes Paid	0	$0
Net Income	($419,617)	$0

*"Cost of Revenues" in Financial Statements.
** There are no financial statements as the predecessor to the Company was formed in 2021.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

May 16, 2022

HIRE RUNNER CO



Up to $5,000,000 of Crowd SAFE (Simple Agreement for Future Equity)

Hire Runner ("**Runner**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $100,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by October 31, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow by an escrow agent or qualified third party meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$100	$6.00	$94.00
Maximum Individual Purchase Amount (3)(4)	$500,000	$30,000	$470,000
Target Offering Amount	$100,000	$6,000	$94,000
Maximum Offering Amount	$5,000,000	$230,000	$4,700,000

(1) This excludes fees to Company's advisors, such as attorneys and accountants.

(2) In addition to the Tiered Service Fee shown here, the Intermediary will also receive a securities commission equal to one and one-half percent (1.5%) of the Securities sold in this Offering.

(3) The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4) Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.hirerunner.co.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.com/runner.

<p style="text-align:center">The date of this Form C is May 16, 2022.</p>

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Hire Runner Co is an operations talent and recruiting service for businesses, incorporated in Delaware as a corporation on March 15, 2022. The Company originally was organized under the laws of the state of California on October 8, 2021 and was subsequently reincorporated under the laws of the state of Delaware on March 25, 2022. The name of the company was maintained as Hire Runner Co. In connection with the reincorporation of the Company in March 2022, as approved by the stockholders, the number of authorized shares of the Company's common stock was maintained at one million (1,000,000) and each share of common stock was changed to assign a par value of $.00001.

The Company is located at 6121 Sunset Boulevard, Los Angeles, CA 90028.

The Company's website is https://www.hirerunner.co.

The Company conducts business in California and sells its services through the internet throughout the United States.

A description of our services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.com/runner (the "**Deal Page**") and the version published as of the date of this Form C is attached as Exhibit B. The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view Exhibit B as well as the Deal Page at the time you consider making an investment commitment.

The Offering

Minimum Amount of the Securities Offered	100,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	100,000*
Maximum Amount of the Securities Offered	5,000,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	5,000,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$100 +
Maximum Individual Purchase Amount	$500,000*
Offering Deadline	October 31, 2022
Use of Proceeds	See the description of the use of proceeds on page 13 hereof.
Voting Rights	See the description of the voting rights on page 25.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of one and one-half percent (1.5%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

Our business could be adversely affected if we are unable to protect our proprietary technology or if someone claims that we are infringing on their proprietary technology.

Our success depends, in part, upon our proprietary methodologies and other intellectual property rights. There can be no assurance that the steps taken by us to protect our proprietary information will be adequate to deter misappropriation of our proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights. In addition, although we believe that our services do not infringe on the intellectual property rights of others, there can be no assurance that such a claim will not be asserted against us in the future, or that if asserted any such claim will be successfully defended. A successful claim against us could materially and adversely affect our business, financial condition and results of operations. Further, these lawsuits could be expensive, take significant time and divert management's attention from other business concerns.

Interruptions to or failure of our Hire Runner App or other information processing systems may disrupt our business and our sales may suffer.

We are dependent on our information processing systems to timely process client requests and manage our Runners. Interruptions to or failure of our Hire Runner App (the "**App**") or other information processing systems may be costly to fix and may damage our relationships with our clients and our operational talent in the categories of human resources, operations, consulting, executive assistance (such talent, "**Runners**"), and cause us to lose clients and distributors. If we are unable to fix problems with our app or other information processing systems in a timely manner our sales may suffer. Although we plan to allocate significant resources to expanding our systems and infrastructure, there is no guarantee that such systems and infrastructure could prove to be insufficient unless further improved and expanded, especially if we experience a large increase in business.

The failure to recruit, maintain and motivate a large base of productive Runners could limit our ability to generate revenues.

We are an employment recruitment service. To derive revenues, we will have to recruit and engage operational talent. We cannot assure you that we will be successful in recruiting and retaining productive talent, particularly since organizations in many different industries have experienced high turnover rates of employees. Typically, Runners can terminate their relationship with the Company at any time. In recruiting and keeping Runners, we will be subject to significant competition from other organizations, both inside and outside the tech startup industry. Our ability to attract and retain Runners will be dependent on the attractiveness of our compensation plan, our client mix, and the support we offers to our Runners. Adverse publicity concerning tech startups and public perception of recruitment services generally could negatively affect our ability to attract, motivate and retain Runners.

Adverse publicity associated with the Company's clients or recruiting program, or those of similar companies, could harm the Company's financial condition and operating results.

Adverse publicity concerning any actual or purported failure of the Company, its employees or its clients to comply with applicable laws and regulations, engage in good employment practices, or effectively manage the client/Runner matching process, or any other aspect of its business, whether or not resulting in enforcement actions or the imposition of penalties, could have an adverse effect on the goodwill of the Company and could negatively affect its ability to attract clients, or attract, motivate and retain Runners, which would negatively impact its ability to generate revenue. We cannot ensure that all clients or employees will comply with applicable legal requirements or engage in good employment practices.

A global economic downturn could result in a reduced demand for our services and increased volatility in our revenues.

Uncertainty about current and future economic conditions may cause our clients to reign in their spending generally, the impact of which may be that they stop or delay their Runner engagements. If these general economic conditions persist or continue to worsen, our future operating results could be adversely affected, particularly relative to our current expectations. In addition, reduced consumer spending may drive us and our competitors to offer services at promotional prices, which would have a negative impact on gross profit. A continued softening in consumer sales may adversely affect our clients' industries, businesses and results of operations, as well as our own. Consequently, demand for our services could be materially different from expectations, which could negatively affect our results of operations and cause our revenues to decline.

In addition, financial market volatility or credit market disruptions may limit our access to capital and may also negatively affect our clients' ability to obtain credit to finance their businesses on acceptable terms. As a result, our clients' needs and ability to purchase our services may decrease. Any inability of clients to pay us for our services may adversely affect our operations and cash flow.

Liability for inaccurate information or misuse of information could adversely impact our financial condition and operations.

Under general legal concepts and, in some instances, by specific state and federal statute, the Company could be held liable to our clients and/or to its employees for inaccurate information or misuse of the information derived from its employee screening vendors. Runner maintains internal policies designed to help ensure that background information it retrieves on its employees is accurate, but a failure to comply with those policies may result in inaccurate employee background information or the misuse of such information. Uninsured losses from such claims could adversely impact the operations and financial condition of the Company.

We may not be able to obtain or maintain sufficient insurance on commercially reasonable terms or with adequate coverage against potential liabilities in order to protect ourselves against liability or workers compensation claims.

Our business exposes us to potential liability and workers compensation risks that are inherent in the employment staffing service industry. We may become subject to liability claims resulting from the use of our services. In addition, liability insurance is becoming increasingly expensive. Being unable to obtain or maintain liability insurance in the future on acceptable terms or with adequate coverage against potential liabilities could have a material adverse effect on our business.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With the economic impact of COVID-19 potentially continuing throughout 2022 and into the future, the Company's revenue may be adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, service launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken or will take to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key employees.

We are dependent on our executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our services or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our clients or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential client information or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and client and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, clients' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our client transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and debt collection, consumer protection, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

6

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) ("Nominee") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of a Crowd SAFE or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Crowd SAFE, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Crowd SAFE. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Crowd SAFE and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Crowd SAFE to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the

CF Shadow Security holders or the party holding the CF Shadow Securities on behalf of the Investors are required to enter into a proxy agreement with its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and such shares would be required to be subject to a proxy that allows a designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

The Company provides operational talent in the categories of human resources, operations, consulting, executive assistance (such talent, collectively "**Runners**") to both startups and established businesses. By connecting operations talent with inclusive startups, the Company helps startup businesses add the people they need fractionally - when they need them, as they need them. The Company offers talent from specialist to generalists that meet our business clients' evolving needs. The Company's headquarters are in Los Angeles, California and we began operations in 2021.

The Company aims to match clients with the best operational talent possible. Currently, the company selects ~10% of Runner applicants. Once selected, the Runners (entry-level, executive assistant, COO, HR lead, etc.) work with one or more growing, inclusive startups while curating their career with flexible scheduling & pay. After launching in September 2021, the Company has moved quickly to onboard and deploy Runners to a variety of clients and is managing supply and demand on both sides through their application and waitlist.

Business Plan

Services Model

Clients (employers/businesses) sign up with Runner, discuss their employment needs and are matched with Runners by the Company. The Runners apply through an online portal or through the App, are vetted through an interview process and are then matched with clients based on need. Companies have access to unlimited matches within an inclusive operational talent pool. The Company handles the interviewing, background checks, manages the entire payroll process and invoices the client for the matched talent's time. The hourly wage for the Runner is paid by the client with pricing transparency. In addition to the Runner's hourly wage, clients also pay a 10% booking fee and a 15% administration fee. On the talent side, prospective Runners apply to join the talent network and are interviewed to assess fit for current and future client projects. Runners are paid by the Company once they are booked and complete work with the client. After completing a successful booking, the Runners become W-2 employees of the Company.

Product/Business Roadmap

The Company intends to buildout the App and its online platform to optimize the matching experience and enable the Company to scale. The Company currently offers five categories of operational talent in the United States (human resources, operations, SME consultants, executive assistants and general (*i.e.*, all things administrative and miscellaneous such as event staff, extra administrative support or any other support a client may require)). We may expand to provide talent and service clients outside of the United States or may expand beyond fulfilling operational talent needs to such niche categories like product managers. The Company intends to continue to focus on non-technical roles as a differentiator.

Company Financial & Business Development

The Company launched on September 15, 2021. We realized $64,000 in revenue in the first fifty days of our launch. We have 120 B2B pilot clients and 1200 Runner applicants. We have conducted over 150 client and Runner interviews. We currently have 149 Runners and our goal is to have 1000 Runners by the end of 2022.

The Company's Products and/or Services

Product / Service	Description	Current Market
Employment recruiting	The company matches businesses to operational talent.	1200 potential Runners; small businesses looking to grow; large businesses needing a quick on-demand solution for high-quality remote staffing

Competition

Our key competitors include the internal hiring platforms of potential clients, as well as, other talent and freelance platforms such as Indeed, LinkedIn, Ziprecruiter, Instawork, The Mom Project, and Upwork. The provision of experienced talent is a highly competitive market and our services compete against similar services provided by many large and small companies, including well-known global competitors. In our assessment of the landscape, there is still a major gap when it comes to finding qualified operational talent when needed as there are many offerings focused on finding engineering talent. Our key differentiators include the ability to match operational talent with roles on-demand. Our clients can find matches for roles that are fractional or temp-to-hire. Further, Runner is specifically focused on non-technical talent in the startup ecosystem for inclusive companies.

Customer Base

The Company's customer base are inclusive startup and established companies looking to hire operational talent on a fractional or temp-to-hire basis.

Supply Chain

Though the Company does not sell products, we are reliant upon the App and our online portal to engage potential clients and operational talent. The App's back-end infrastructure and the Company's online portal is hosted and provided by Amazon Web Service and Google.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
97253197	Hire Runner	Service Mark	February 4, 2022	pending	United States

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	**6%**	**$6,000**	**4.6%**	**$230,000**
Tech Build	**0%**	**$0**	**20%**	**$1,000,000**
Operations	**0%**	**$0**	**25.4%**	**$1,270,000**
- *Employee salaries, bonuses, taxes, fees, benefits*	*0%*	*$0*	*15%*	*$750,000*
- *Recruiting*	*0%*	*$0*	*5%*	*$250,000*
- *Human resources, legal, compliance, accounting*	*0%*	*$0*	*5.4%*	*$270,000*
Marketing/Sales	**0%**	**$0**	**20%**	**$1,000,000**
Repayment of Commercial Paper	**94%**	**$94,000**	**30%**	**$1,500,000**
Total	**100%**	**$100,000**	**100%**	**$5,000,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Tech Build: A maximum of forty percent (40%) of the net proceeds received from this Offering may be used in the process of further development of the Runner mobile app, web apps, and integrated back-end technologies. This will include further iterations of the existing iOS App, as well as development of Android and web-based access to the platform.

Operations: Up to thirty-four percent (34%) of the net proceeds received from this Offering may be used in connection with the ordinary operations of the Company which may include, but is not limited to, employee salaries, employment taxes, health insurance, bonuses and other benefits for employees (19%), recruiting, human resources, legal compliance and accounting.

Marketing and Sales: Twenty percent (20%) of the net proceeds received from the Offering may be used in connection with implementing the marketing and sales plan of the company, including web development, social media promotions, graphics, branding, and advertising.

Repayment of Commercial Paper: A maximum of ninety-four percent (94%) of the net proceeds received from this Offering may be used in connection with the repayment of the loan listed on page 18 under the heading "Outstanding Debt."

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Arlan Hamilton	Director, Chief Executive Officer (CEO)	• 2021 to present: Director, CEO, Hire Runner, responsible for brand development, product, team oversight, and fundraising. • 2019 to present: President, ArlanWasHere LLC, responsible for creating content, developing and producing educational curriculum, and delivering keynotes. • 9/15 to present: Founder, and Managing Partner, Backstage Capital, responsible for setting overall investment thesis, management of the team, and development of fund deal flow.	Diploma, Lake Highlands High School, 1999

Biographical Information

Arlan Hamilton is the founder and CEO of the Company where she provides management and leadership to the operations and human resources talent source for inclusive startups. Arlan is the founder and managing partner of Backstage Capital and author of "It's About Damn Time," published by Penguin Random House. Arlan is an accomplished speaker, podcast host, and influence with a strong following in the startup ecosystem and underestimated founders.

Officers

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Diana Moore	Chief Operations Officer (COO), Operations Consultant	• 11/21 to present - COO, Hire Runner, responsible for oversight of product delivery, sales operations, and recruiting functions. • 09/21 to 11/21 – Operations Consultant, Hire Runner, responsible for developing operational strategies and tactics early in the company's development. • 12/16 to 11/21 – Senior Program Manager, Boeing, oversaw many logistical and strategic campaigns for the organization, interfacing with business needs and development teams.	• UCLA Anderson MBA Program 2011-2012 • B.A., Business Administration, Accounting, University of Washington, 1998
Frantz Joseph	Chief Technology Officer (CTO)	• 3/22 to present: CTO, Hire Runner, responsible for product development and internal technology strategy and security. • 4/21 to present: Engineering Manager, Media Cloud Engineering, Netflix, responsible for oversight of development teams and coordination with design strategy. • 1/21 to 4/21: Director of Engineering, App Platform and Partnerships, Etsy, responsible for the overall structure of app development, and for the structure of partner channels.	• Associates Degree, Game and Interactive Media Design, Full Sail University, 2002

		- 7/20 to 11/20: Director of Department Operations, Engineering, Mailchimp, responsible for management of dev ops team, including product development and new features, as well as maintenance. - 10/18 to 7/20: Sr. Engineering Manager, Mailchimp, responsible for managing a development team tasked with enhancements on the core product.	
Lauren Walker-Reader	Vice President – Operations & Communications	- 12/21 to present: VP, Operations & Communications, responsible for coordinating communications strategy, and for implementation of all operations tactics - 1/15 to 12/21: Senior Business Operations Specialist & Assistant Chief of Staff, Boeing, responsible for coordination of complex cross-departmental projects, and for various business operations support.	- M.B.A. & Certificate in Change Leadership, City University of Seattle, 2010 - B.A., Applied Psychology, City University of Seattle, 2008
Melanie Goodloe	Director of Customer Success and Growth	- 10/21 to present: Director of Customer Success & Growth, Hire Runner, responsible for the customer experience, and for new business development. - 7/20 to 10/21: Entrepreneur, Founder & Coach, responsible for product development, marketing, sales strategy, and service delivery. - 10/15 to 7/20: Growth Project Manager, Community Dental Partners, responsible for customer satisfaction and significant sales strategies that led to firm growth.	- B.A., Communications & Media Studies, Loyola University, 2008
Michelle Heng	Human Resources Business Partner Leader	- 10/21 to present: HR Consultant & Business Partner Leader, Hire Runner, responsible for leading all recruiting, hiring, benefits, and onboarding processes. - 07/19 – 10/21: Head of Recruitment, then Director of People, then Head of People, Equinox Media, responsible for managing many facets of recruiting, training, staff development, and policy development.	- BS, Social Sciences, University of Washington, pending 2023
Nicole Healy	Chief of Staff	- 7/20 – 2/22: Vice President, Business Development & Client Success, Prox, responsible for - 2/12– 7/20: Co-Founder & Vice President of Operations, VMA Media	- Criminology, Law & Society, University of California - Irvine, Attended 1999-2003

Biographical Information

Dianna Moore has over twenty-four (24) years of experience in aerospace finance, risk management, business management and people development. Dianna is experienced in optimizing processes, leading change, modeling ethical values and inspiring others. Dianna completed one year of the two-year program MBA program at UCLA-Anderson and received a B.A. in Business Administration and Accounting from the University of Washington in 1998.

Frantz Joseph has ten (10) years experience in engineering leadership and eighteen (18) years collectively in software engineering within the tech and gaming industries. Frantz received his Associate's Degree in Game and Interactive Media Design from Full Sail University in 2002.

Lauren Walker-Reader has over fourteen (14) years of business operations and program office experience at in the aerospace industry. Lauren attended the City University of Seattle and received a M.B.A. in 2010 and a B.A. in Applied Psychology in 2008.

Michelle Heng has four (4) years in human resources leadership and has spent twelve (12) years within human resources as a recruiter, head of people and people operations. Michelle is expected to receive a B.S. in Social Sciences from the University of Washington in 2023.

Nicole Healy has ten (10) years in tech startup leadership, including in business development, client services and operations. Nicole attended the University of California – Irvine from 1999-2003 studying Criminology, Law & Society.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 1,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 750,000 shares of Common Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding Capital Stock consists of:

Type	Common Stock
Amount Outstanding	750,000
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Simple Agreements for Future Equity (SAFE)
Face Value	$2,178,635
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation cap: $20 million; 80% discount
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	10.89%

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Promissory Note
Creditor	OpenDeal Inc.
Amount Outstanding	$1,500,000
Interest Rate and Amortization Schedule	2% per annum, compounding monthly
Description of Collateral	Secured by business assets of Hire Runner Co
Other Material Terms	Subject to numerous trigger events that may expedite the Maturity Date
Maturity Date	June 30, 2022
Date Entered Into	April 5, 2022

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Arlan Hamilton	Common Stock	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Hire Runner Co (the "**Company**") was incorporated on March 15, 2022 under the laws of the State of Delaware, and is headquartered in Los Angeles, California. The Company originally was organized under the laws of the state of California on October 8, 2021 and was subsequently reincorporated under the laws of the state of Delaware on March 25, 2022. The name of the company was maintained as Hire Runner Co. In connection with the reincorporation of the Company in March 2022, as approved by the stockholders, the number of authorized shares of the Company's common stock was maintained at one million (1,000,000) and each share of common stock was changed to assign a par value of $.00001.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. There were no cash equivalents as of December 31, 2021. Cash consists of funds held in the Company's checking account.

As of April 30, 2022 the Company had an aggregate of $333,675 in cash and cash equivalents, leaving the Company with approximately two months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

On March 24, 2022 the Company finalized the acquisition of FounderGigs, an online platform with an exclusive network of top freelance and fractional founders-for-hire in the startup world. Subject to the Company's additional due diligence and to the terms and conditions of the term sheet consideration will consist of $60,000 cash.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$750	750,000	N/A	Oct 18, 2021	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	N/A	2,178,635	N/A	From 11/18/2021 through 3/29/2022	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: Arlanwashere LLC, a business and career education company started by Arlan Hamilton, the Company's Chief Executive Officer and holder of 100% of the Company's outstanding voting equity securities, is a client of the Company and has generated $3,450 in revenues for the Company beginning March 29, 2022 and carrying on to present. The Company also holds a receivable from Arlanwashere LLC in the amount of $63,487 related to deposits received into the Arlanwashere LLC account prior the setup of The Company's own accounts. This amount is expected to be repaid in full during 2022. Arlanwashere LLC has also received $375,000 in allocation of shared marketing costs that benefitted the Company since the beginning of 2022.

Backstage Studio Inc, an investment platform and business incubation center started by Arlan Hamilton, the Company's Chief Executive Officer and holder of 100% of the Company's outstanding voting securities, is a client of the Company and has generated $10,024 in revenues from December 17, 2021 to present.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $100,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by October 31, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100 and the maximum amount that an Investor may invest in the Offering is $500,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. <u>Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.</u>

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments).

Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The nominee of the Securities shall be Republic Investment Services LLC (the "**Nominee**"). The Nominee will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $5,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

<u>Conversion Upon the First Equity Financing</u>

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $25,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

<u>Conversion After the First Equity Financing</u>

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion the Investor will receive, the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

<u>Conversion Upon a Liquidity Event Prior to an Equity Financing</u>

In the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $25,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any Safes; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently the direction of the Chief Executive Officer of the Company.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a tiered fee (the "**Tiered Service Fee**") based on the amounts raised in the offering to the Intermediary of: (i) six percent (6%) of the amounts raised in the offering up to two million dollars ($2,000,000); (ii) four percent (4%) of the amounts raised in the offering between two million dollars ($2,000,000) and four million dollars ($4,000,000); and (iii) three percent (3%) of the amounts raised in the offering above four million dollars ($4,000,000).

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to one and one-half percent (1.5%) of the total number of the Securities sold in the offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Arlan Hamilton
(Signature)

Arlan Hamilton
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Arlan Hamilton
(Signature)

Arlan Hamilton
(Name)

Director
(Title)

May 16, 2022
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Hire Runner Co.

(a Delaware Corporation; formerly a California Corporation)

Audited Financial Statements
Period of October 8, 2021 (Inception)
through December 31, 2021

Audited by:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Hire Runner Co.

Table of Contents



Independent Auditor's Report

March 24, 2022
To: Board of Directors of Hire Runner Co.
Attn: Arlan Hamilton, CEO
Re: 2021 Financial Statement Audit – Hire Runner Co.

Report on the Audit of the Financial Statements

Opinion
We have audited the financial statements of Hire Runner Co., which comprise the balance sheet as of December 31, 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Hire Runner Co. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Hire Runner Co. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Hire Runner Co.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Hire Runner Co.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Hire Runner Co.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

TaxDrop LLC

TaxDrop LLC
Robbinsville, New Jersey
March 24, 2022

HIRE RUNNER CO
BALANCE SHEET
As of December 31, 2021
(Audited)

ASSETS	2021
Current Assets	
Cash and cash equivalents	67,625
Accounts Receivable	20,858
Due from Related Parties	63,487
Total Current Assets	**151,970**
Other Assets	
Security Deposit	10,350
Total Other Assets	**10,350**
Total Assets	**162,320**

LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities	
Accounts Payable	9,024
Deferred Revenue	37,750
Accrued Payroll	40,462
Total Current Liabilities	**87,237**
Total Liabilities	**87,237**
Stockholders' Equity	
Common Stock, $0.001 par value; 1,000,000 shares authorized; 750,000 shares issued and outstanding	750
Additional Paid in Capital	-
Common Stock Receivable	(750)
Additional Paid in Capital - SAFEs	494,700
Retained Earnings	(419,617)
Total Stockholders' Equity	**75,083**
Total Liabilities and Stockholders' Equity	**$ 162,320**

The accompanying footnotes are an integral part of the financial statements.

HIRE RUNNER CO
INCOME STATEMENT
Year Ended December 31, 2021
(Audited)

	2021
Runners Revenues	26,897
Membership Revenues	12,279
Less: Cost of revenues	25,435
Net Profit	**13,741**
Operating Expenses	
General and administrative	16,252
Marketing and Advertising	64,910
Payroll	252,732
Professional Services	99,464
Total Operating Expenses	**433,358**
Net Income (Loss)	**(419,617)**

The accompanying footnotes are an integral part of the financial statements.

HIRE RUNNER CO
STATEMENT OF STOCKHOLDERS' EQUITY
Year Ended December 31, 2021
(Audited)

	Shares	Common Stock Value ($ par)	Additional Paid in Capital	Common Stock Receivable	Additional Paid in Capital - SAFEs	Retained Earnings	Total Stockholders' Deficit
Balance as of October 8, 2021 (inception)	-	-	-	-	-	-	-
Issuance of Common Stocks	-	750	-	(750)	-	-	-
Issuance of SAFE Notes	-	-	-	-	494,700	-	494,700
Net loss	-	-	-	-	-	(419,617)	(419,617)
Balance as of December 31, 2021	-	750	-	-	494,700	(419,617)	75,083

The accompanying footnotes are an integral part of the financial statements.

HIRE RUNNER CO
STATEMENTS OF CASH FLOWS
Year Ended December 31, 2021
(Audited)

	2021
Cash Flows from Operating Activities	
Net Income (Loss)	$ (419,617)
Adjustments to reconcile net income (loss)	
to net cash provided by operations:	
Changes in operating assets and liabilities:	
(Increase) Decrease in accounts receivable	(20,858)
(Increase) Decrease in due from related parties	(63,487)
(Increase) Decrease in security deposit	(10,350)
Increase (Decrease) in accounts payable	9,024
Increase (Decrease) in deferred revenue	37,750
Increase (Decrease) in accrued payroll	40,462
Net cash provided by (used in) operating activities	**(427,075)**
Cash Flows from Investing Activities	
Net cash used in investing activities	**-**
Cash Flows from Financing Activities	
Issuance of Safe Notes	494,700
Net cash used in financing activities	**494,700**
Net change in cash and cash equivalents	**67,625**
Cash and cash equivalents at beginning of period	
Cash and cash equivalents at end of period	**$ 67,625**

The accompanying footnotes are an integral part of the financial statements.

NOTE 1 – NATURE OF OPERATIONS

Hire Runner Co (which may be referred to as the "Company", "we," "us," or "our") was registered in California on October 8, 2021. On March 15, 2022, the Company entered into a reincorporation merger in which Hire Runner Co, the California corporation, was merged with a newly formed Hire Runner Co, a Delaware corporation formed on March 15, 2022, with the Delaware corporation as the surviving entity (see Note 8 for further details).

The Company is an agency that provides operational talent in the categories of human resources, operations, consultant, executive assistant, or runners. The Company offers talent from specialist to generalists that meet business's evolving needs when they need them, as they need them. The Company's headquarters are in Los Angeles, California. The company began operations in 2021.

Since Inception, the Company has relied on the issuance of Simple Agreements for Future Equity ("SAFEs") to fund its operations. As of December 31, 2021, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses in these accounts.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. There were no cash equivalents as of December 31, 2021. Cash consists of funds held in the Company's checking account.

Receivables and Credit Policy

Accounts receivable are comprised of customer obligations. The customer obligations are uncollateralized and typically non-interest bearing. These obligations are due under normal trade terms, usually within 7 to 15 days of invoice. Management individually reviews all accounts receivable balances that exceed 90 days from the invoice date and are based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. As of December 31, 2021, management deemed no allowance for doubtful accounts to be necessary.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2021, as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2021. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

In May 2014, FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This new standard replaces all previous accounting guidance on this topic and eliminates all industry-specific guidance. The new revenue recognition guidance provides a unified model to determine how revenue is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In doing so, companies need to use more judgment and make more estimates than under prior guidance. Judgments include identifying performance obligations in the contract, estimating the amount of consideration to include in the transaction price, and allocating the transaction price to each performance obligation.

The Company adopted the requirements of the new guidance as of January 1, 2021. Adoption of the new guidance resulted in no significant changes to the amount or the Company's accounting policies for revenue recognition, trade and other receivable, contract cost, contract liabilities, and deferred costs.

In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under its agreements, the Company performs the following steps: (i) identify contracts with customers; (ii) identify performance obligations; (iii) determine the transaction price; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation. The Company generates revenues through its runners' services and annual membership fees. The Company's payments are generally collected subsequent to services on a Net 7 term. The Company has deferred revenue totaling $37,750 on December 31, 2021 related to annual membership fees which are recognized evenly over the year from sign up date.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Costs of Goods Sold

Costs of goods sold consist primarily of costs related to runners' wages.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, *Leases*, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02, *Leases*, will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform ("Topic 848"), which provides optional expedients and exceptions for applying US GAAP to contracts that reference LIBOR if certain criteria are met. The ASU is effective as of March 12, 2020 through December 31, 2022. The Company is currently evaluation the impact of the adoption of Topic 848 on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – DUE FROM RELATED PARTIES

To assist with operations when operations first began the Company utilized the Stripe payment processing account of the founder's other business. As of December 31, 2021 the balance due from related parties was $63,487.

NOTE 4 – EQUITY

Common Stock

The Company authorized 1,000,000 shares of common stock at $0.001 par value As of December 31, 2021, the Company had 750,000 shares of common stock issued and outstanding.

Additional Paid-in Capital – SAFEs

In 2021 the Company issued Simple Agreements for Future Equity ("SAFEs") totaling $494,700. The SAFEs are automatically convertible into Safe Preferred Stock on the completion of an equity financing. SAFEs totaling $494,700 have a conversion price is the lesser of 80% of the price per share of Stock received by the Company in an equity financing or the price per share equal to the quotient of a pre-money valuation of $20,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of an equity financing assuming full conversion or exercise of outstanding stock options and Notes.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Lease Agreements

The Company has a 12-month lease agreement for office space in Culver City, California that auto renews for an additional 12 months unless notice is provided 60 days before the end of the current term. The lease began on December 1, 2021 and requires monthly rent and fees of approximately $10,350. The lease expires on November 30, 2022.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2019 (see Note 13 – Subsequent Events).

NOTE 6 – RISKS AND UNCERTAINTIES

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2021 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

Reincorporation Merger

The Company originally was organized under the laws of the state of California on October 8, 2021 and was subsequently reincorporated under the laws of the state of Delaware on March 15, 2022. The name of the company was maintained as Hire Runner Co. In connection with the reincorporation of the Company in March 2022, as approved by the stockholders, the number of authorized shares of the Company's common stock was maintained at one million (1,000,000) and each share of common stock was changed to assign a par value of $.00001. The shares outstanding and all other references to shares of common stock reported have been restated to give effect to the re-incorporation.

Immediately on the effectiveness of the merger, each outstanding share of common stock of the California corporation was converted into and became one (1) share of common stock the Delaware corporation. The shares of the California corporation outstanding before the effectiveness of the merger were be cancelled without consideration.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $5,000,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $2,000,000 in this offering and up to $5,000,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

SAFEs

In 2022 the Company issued Simple Agreements for Future Equity ("SAFEs") totaling $1,020,000. The SAFEs are automatically convertible into Safe Preferred Stock on the completion of an equity financing. The SAFEs have a conversion price is the lesser of 80% of the price per share of Stock received by the Company in an equity financing or the price per share equal to the quotient of a pre-money valuation of $20,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of an equity financing assuming full conversion or exercise of outstanding stock options and Notes.

Acquisition

On March 24, 2022 the Company finalized the acquisition of FounderGigs, an online platform with an exclusive network of top freelance and fractional founders-for-hire in the startup world. Subject to the Company's additional due diligence and to the terms and conditions of the term sheet consideration will consist of $60,000 cash.

Management's Evaluation

Management has evaluated subsequent events through March 24, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.


Company Name	Runner

Logo	

Headline	Connecting outstanding operations talent with the most inclusive companies

Slides	







Tags	LGBTQIA+ Founders, Marketplace, Software & SaaS, Leading VC-backed, Crowd SAFE, Companies, Apps, Black Founders, Women Founders

Pitch text

Summary

- $1M GMV run rate
- 120+ customers and 350+ on the waitlist since launch in Dec 2021
- Founded and led by Arlan Hamilton, founder of Backstage Capital
- 1500+ Runner applicants & 205+ in our onboarding pipeline
- GMV growing 57% month-over-month as of March 2022
- Launched just 8.5 months ago in September 2021

Problem

Growing companies need access to outstanding operations talent...

...and layoffs and resignations are contributing to high turnover across industries.

80+% of people resigning from their jobs are leaving due to burnout or boredom. Meanwhile, growing companies need access to outstanding operations talent as they scale.

Job matching and gig-working platforms are thriving, but existing platforms have some key shortcomings:

- They create a vast marketplace, but aren't optimized for non-technical operations talent;
- Workers aren't generally W-2 employees, leaving them without access to benefits;
- Alignment of values and mission between company and workers isn't prioritized; this is a critical factor for culture fit, worker motivation, and potential burnout.

Solution

Connecting outstanding operations talent with the most inclusive companies

We help you add the people your team needs fractionally or temp to hire, when they're needed.

Why Runner

1 NO COMPLICATED OR HIDDEN FEES

2 OPERATIONAL TALENT AT ALL LEVELS

3 DIVERSE TALENT POOL

4 W2 EMPLOYEE BENEFITS

For Companies

Get matched with interviewed and background checked fractional or temp to perm operations talent seamlessly.

Share the investment for a seasoned operations professional with other companies or secure them fully for your own business.

Get matched with talent that aligns with your company's causes and values.

Spend more time growing your business.

UNTIL WE CAN CLONE YOU

For runners

Curate your career by doing the work you want to do and supporting missions that align with your values.

Get access to our network of inclusive, mission-driven companies who are looking for your skills and experience.

Get matched with opportunities that support a flexible schedule, fractionally or temp to perm.

Add an additional stream of income.

CURATE YOUR CAREER

Product

A CEO's best friend


Runner

How it works


CUSTOMER Journey
COMPANY CREATES A GIG
APP USES OUR ALGORITHM & IDENTIFIES A RUNNER
GIG IS OFFERED TO RUNNER
CANDIDATE APPLIES VIA APP
THOUGHTFUL INTERVIEW PROCESS
INVITED TO TALENT POOL & ALIGNED TO OPERATIONS CATEGORY & PROFICIENCY LEVEL
BACKGROUND CHECK & NDA SIGNED ETC.
READY TO BE MATCHED
APP USES OUR ALGORITHM & GIG IS OFFERED
RUNNER ACCEPTS GIG
RUNNER Journey
MATCHED

Runner currently offers five categories of operational talent:

- **HUMAN RESOURCES**
  Our People leaders will support the shaping of your team's culture at each stage of your company's growth—recruiting, generalists, compliance, and everything in between.

- **OPERATIONS**
  Our Operations talent will run toward solving complex challenges. They make an impact

through designing and managing efficient and effective operations.

- **CONSULTANT**

  For teams looking for a thought partner and subject matter expert, our consultants have the ability to design and execute risk management solutions and translate company leadership vision to scalable systems and processes.

- **EXECUTIVE ASSISTANT**

  Our team of administrative professionals provide broad-based support including scheduling, inbox management, research, and project management. They anticipate the needs of those they support and quickly become a trusted confidant to the team.

- **RUNNER**

  We love this category of talent as the sky is the limit! From specialists to generalists, they meet your evolving business needs when you need them, as you need them. Think event staff, extra administrative support, or whatever your business requires.

Traction

$1M GMV

Growing 57% month-over-month as of March 2022
Started just 8.5 months ago in September 2021

Shoutouts & early wins

These Impact Investors Know The Power
Communities Can Bring To Venture

Rebecca Szkutak Forbes Staff
Venture Capital
I'm interested in diverse VCs, racial VCs, startups, and LPs

POCIT
PEOPLE OF COLOR IN TECH

INTERVIEWS · ARTICLES · JOBS · COMPANIES · NEWS

Tech Icon Arlan Hamilton Has Launched A
New Start-Up Called HireRunner: Here's
What We Know So Far

Backstage Capital founder Arlan Hamilton has reportedly set up a new company, dubbed
Hire Runner, that focuses on fractional and temp-to-hire operations and HR talent for
inclusive startups.

Forbes

Arlan Hamilton is the founder and
Managing Partner of **Backstage
Capital**, a venture capital seed fund that
invests in underrepresented founders, as
well as a founder of the recruiting
platform, Runner. She is building Runner
with community at the core, focusing on
supporting hiring for vetted, inclusive
startups, and giving "Runners" the
opportunity to build the product and share
ownership of the company. "As a gay Black woman with lived experience in this
space, I didn't launch Runner for the purpose of diversity recruiting; I
launched it to make the job search process better, recognizing that many
recruiting platforms are not inclusive," Hamilton shared. She explained that
it's not just about finding candidates, but also matching them with companies
that are focused on inclusion and diversity. While Hamilton is bootstrapping
Runner and not planning to take on venture capital, she has between five and
ten companies in the Backstage portfolio that are focused on recruiting and
retention. She shared that "all of those companies, which are run by people of
color and women, haven't raised a combined total of $50M."

Arlan Hamilton WIKIIMAGE

Arlan 🏾 ✓ @ArlanWasHere · Oct 12
Bootstrapping story:

My new co, @hirerunner, is at 10x the adaption, speed, & revenue that I
hypothesized a month ago 🤯

I've turned down 4 investors.

I believe all of this is because we are hyper-focused on what our
customers/employees think, rather than what investors think.

💬 12   🔁 11   ♡ 206   ⬆

🔁 HireRunner 💜 🏃 Retweeted
HireRunner 💜 🏃 @... · 10/21/21 ···
Get to know our runners! First up,
Tara in Berkeley, CA who was one
of our very first matches and is
kicking major a$$ in her fractional
role.

[Want to become a runner (EA,
COO, HR/People Ops, etc) or hire
one? Visit hirerunner.co!]

💬 1   🔁 5   ♡ 34   ⬆

🔁 HireRunner 💜 🏃 Retweeted
Sara Lobkovich, J.D. · 10/21/21 ···
Follow-up:

In less than 30 minutes, the person
@hirerunner matched me with
listened to my biggest challenge,
diagnosed my [unspoken] need &
sent me a framework she finds
helpful in my sitch.

I'm [literally] crying tears of relief.

fortelabs.co/blog/basboverv...

**Building a Second Brain: An
Overview**

Customers

122+ current customers and 350+ waitlisted since December 2021

- Customer Profile: Startups with **less than 10** employees make up 78% of Runner's customer base. We also serve **many of the Fortune 500** household names.
- Customers benefit from **stretching staffing budget** by leveraging fractional senior operational support to scale while increasing productivity and profitability.
- Customer feedback:

  - "Jordan is **100% an ideal match**. She's providing **above and beyond value** for her rate and time – she's a **literally perfect fit** for the role I hired her into." - Sara Lobkovich, Red Currant, repeat customer, working with her 3rd Runner
  - "Morgan is **incredible**. She's got **huge long-term potential** in service delivery (coaching, consulting) and product ideation in the knowledge & information management space. She's **providing excellent work** for me while she learns and grows."
  - "Tsukuru has gone **above and beyond** in making sure things get done promptly - it's been **wonderful working with him**"- Gefen Skolnick, Couplet Coffee, has retained the same Runner for 6 months

Business Model

Runner ecosystem



Pricing

Our model is simple. With Runner's 25% booking fee, you have access to unlimited matches within our inclusive operational talent pool.

Runner handles the interviewing, background checks, manages the entire payroll process and invoices the company for the matched talents time.

WITH RUNNER'S 25% BOOKING FEE:

- No subscription fees
- No recruitment fees for temp-to-hire roles* No hidden or additional fees
- No hidden or additional fees

**Direct hire roles have an industry low 10% fee*

Market

People want to curate their careers, & are demanding more flexibility than ever

COVID accelerated an existing trend,
and Runner is positioned for success.

Layoff headlines

The number of companies laying off their workforce is an unfortunate trend that is not slowing down. Twitter is gearing up to lay off hundreds. Fast recently laid off 450, Peloton almost 3K, Hopin over 100, and Robinhood just laid off 9% of its workforce. Very recently, Cameo and OnDeck added to this growing list.


Gergely Orosz
Robinhood laid off 9% of its workforce. I'm hoping those impacted will find a soft landing, but also expect that, sadly, this is the start of a trend of more layoffs to come.
The market is correcting: not just company valuation-wise, but headcount spend-wise as well.
Josh
It's looking like layoffs season unfortunately

With mass layoffs, engineers and technical roles often have jobs lined up (whether via acquihire, or headhunted immediately) while operations talent often has a more difficult time. That operations talent will utilize Runner exponentially over the next 18 months.

Runner is a soft landing for countless operational talent who are often overlooked.


How Runner moves the needle
Company X lays off 7% of their workforce
350 people are out of work as a result
70 of those people are Operations Talent
Company X recommends Hire Runner
Within 2 weeks, 80% of that operations talent has a job

The Great Resignation Didn't Start with the Pandemic

by Joseph Fuller and William Kerr

Average Monthly Quit Data

Data on total employment from 2009 through 2019 reveals that the Great Resignation is not a pandemic-driven anomaly.



Share of workers voluntarily leaving jobs

Source: Bureau of Labor Statistics, author's calculations

▽ HBR

From Harvard Business Review:

"[Resignations are] now back in line with the pre-pandemic trend, which is one that American employers are likely to be contending with for years to come... companies that have the **vision and resources to offer flexibility** to their employees are the most likely to maintain a

stable and competitive workforce. And the companies best able to attract and retain talent will be those offering benefits that address the **changing needs of workers."**

Competition

Runner stands apart from our competition with our inclusive approach

COMPETITORS

	Runner	[illegible]	Upwork	gigthree	GIGWORX	bolster
MARKETPLACE FOR GIG WORK	✓	✓	✓	✓	✓	✓
VETTED TALENT	✓	✓	x	✓	✓	✓
FOCUSED ON NON-TECHNICAL GENERAL OPERATIONS TALENT	✓	x	x	x	x	x
W2 EMPLOYEE	✓	x	x	x	x	x
NETWORK EFFECT	✓	✓	x	x	x	x
VALUE AND MISSIONS ALIGNMENT BETWEEN CUSTOMERS AND RUNNERS	✓	x	x	x	x	x


WHAT SETS US APART FROM OUR COMPETITORS
FOCUSED ON NON-TECHNICAL GENERAL OPERATIONS TALENT
W2 EMPLOYEE
All Hire Runner runners are W2 Employees. Runners that work over 15 hours a week have access to a suite of curated benefits.
INCLUSIVE TALENT POOL
93% of our runners are people of color & 29 different languages spoken
NETWORK EFFECT
VALUE AND MISSIONS ALIGNMENT BETWEEN CUSTOMERS AND RUNNERS
INCLUSIVE & THOUGHTFUL INTERVIEW PROCESS

Vision And Strategy

With the push of a few buttons and a short amount of time,

Runner makes it possible for any company to hire outstanding operational talent.

Runner:

- Enables companies to get the support they need, when they need it
- Enables individuals to curate their career; do the work they want to do when they want to do it
- Provides opportunity for Value and Mission alignment between Customers and Runners
- Is hyper focused and known for providing operations talent to inclusive companies
- Provides a viable additional stream of income for operations talent

Funding

Backed by Backstage Capital, Precursor Ventures, Gaingels, and more, Runner has a diverse cap table of incredible investors supporting us as we grow.



Founders

Arlan Hamilton

CEO & Founder









INSIGHTS FROM
MELINDA GATES / RACHEL BLOOM / SUNDAR PICHAI
FAST COMPANY
Venture Catalyst
Arlan Hamilton has muscled her way into the boys' club. Silicon Valley will never be the same.
INNOVATION BY DESIGN 2018
398
COMPANIES AND PRODUCTS WE LOVE
Plus
The Fortnite Effect
HOW THE BLOCKBUSTER GAME IS CHANGING BIG MEDIA
Zagat's Back!
THE UNTOLD STORY OF A CROWDSOURCING PIONEER

Arlan Hamilton is the Founder and Managing Partner of Backstage Capital, a venture capital firm dedicated to minimizing funding disparities in tech by investing in high-potential founders who are people of color, women, and/or LGBT. Started in 2015, Backstage has invested $12M+ into 160+ startups led by underestimated founders and has been featured in Fast Company, Forbes, Fortune, CNN Money, Inc., Entrepreneur, and Quartz.

In October 2018, Arlan was featured on the cover of Fast Company magazine, making her the first Black woman who is not an entertainer or athlete to grace the cover. Her first book, It's About Damn Time, was published by Penguin Random house in May 2020. Arlan also hosts Your First Million, a podcast featuring notable people who have reached their first million dollars, downloads, or customers.


HOW TO TURN BEING UNDERESTIMATED
INTO YOUR GREATEST ADVANTAGE
IT'S ABOUT DAMN TIME
ARLAN HAMILTON
with
RACHEL L. NELSON

Arlan entered the venture investing world from an unconventional path. Before launching Backstage Capital, she authored the groundbreaking blog "Your Daily Lesbian Moment", which she grew to a monthly readership of 50,000 fans worldwide. She has written for AOL, SuicideGirls, and Curve Magazine, and founded and published the internationally distributed indie magazine Interlude. Arlan is also a live music production professional, having served as a tour manager to numerous international artists including will.i.am, Toni Braxton, and Jason Derulo. Most recently, she worked with Atlantic Records recording artist Janine.

In 2018, Arlan co-founded, along with Investment Partner Christie Pitts, Backstage Studio, a new venture studio designed to build products, services, and initiatives that serve the mission of eliminating underrepresentation in tech by empowering founders and their teams to succeed. In April 2018, Arlan and Backstage Studio were the subject of Season 7 of the popular Gimlet Media podcast, StartUp. In October 2018, Backstage Studio announced four accelerator programs, in Los Angeles, Detroit, Philadelphia, and London, UK. In June 2020, Backstage announced its Crowd initiative, providing access to the best underrepresented deal flow to accredited and non-accredited investors. Arlan was recently named on Fortune magazine's 40 under 40 list, as well as Vanity Fair magazine's The 2018 New Establishment List.

Team

Nicole Healy	Chief of Staff	Nicole has 10 years in tech startup leadership – Business Development, Client Services, and Operations.

Michelle Heng	HR Business Partner Leader	Michelle brings 12 years of experience within Human Resources recruiting, Head of People, & People Operations to the Runner team
Melanie Goodloe	Director of Customer Success	An Entrepreneur, Founder & Coach, Melanie creates and drives key initiatives that help customers optimize value
Arlan Hamilton	Founder and CEO	Arlan Hamilton is the CEO of Hire Runner, which connects outstanding operations talent with inclusive companies. Arlan is also the Founder and Managing Partner of Backstage Capital, a fund that invests in underestimated founders.
Frantz Joseph	CTO	Frantz has 10 years in Engineering Leadership at Netflix, Etsy, & Mailchimp, with 18 years of expertise in Software Engineering within Tech & Gaming
Lauren Walker-Reader	VP, Operations	Lauren is an engaging, creative professional who builds operational rhythms, anticipates organizational needs and enables leaders to operate efficiently.

Dianna Moore	COO	Dianna has a strong foundation in finance, risk management, people development and is known for optimizing processes, leading change, modeling ethical values, and inspiring others.

Perks

$100	Special Runner t-shirt! Every Republic investor will receive a shirt, regardless of your investment :)

FAQ

What are some of the friction points in matching a customer with a runner?	While our trade secret matching process is working hard on our customer's behalf and our talent pool is regularly growing, there may be instances when the algorithm hasn't yet found a match for a gig. In those cases, we recommend adjusting gig parameters, such as: • Proficiency level: providing a bit more oversight to a runner with a lower category or alternatively, finding room in the budget for securing a more advanced runner • Availability: some runners have multiple gigs or other full time jobs. They're eager to support, they just may not have the exact timing requested • Location requirement: The world is going remote and we encourage our customers to consider connecting remotely
How do runners get paid?	Runner onboards all runners as W2 employees. Each runner will provide our payroll system with all the information it needs and they'll be required to submit timesheets for each pay period.

What are the benefits to customers?

• The help you need when you need it! Support is available almost immediately in most cases. Our customers have a ton of important things to do to continue growing their companies. Why spend valuable time crafting a job description, sorting through resumes, scheduling applicant interviews, onboarding new hires, etc.? Runner exists to ease this pain.

• All of our runners are interviewed, and background checked before being admitted into our inclusive talent pool and assigned to an Ops category and proficiency level. They sign non-disclosure agreements (NDIAAs) and become employees of Runner. We handle all of the payroll and taxes and HR stuff, so our customers enjoy the support they need. It's a seamless process.

• Customers can scale up or down as needed.

• Our matches are guaranteed: if for any reason a match doesn't work out, we will rematch our customers within 2 business days.

How do I book a runner?

1. Enter your company's info into our app (let us know details around what type of support you need, what values you'd like your talent aligned to, the hours needed, your budget, etc.)

2. The app does it's magic– matching you with an incredible runner to help take your business to the next level

3. Chat with your runner via the app

4. Start receiving the support you need!

5. If your runner isn't working out for any reason, just let us know and we'll have a replacement within 2 business days.

How does Runner work?

• Our innovative matching system connects our clients to incredible fractional and temp-to-hire Operational talent such as Executive Assistants, Operations Directors, COOs, HR staff, Projects Managers, Chiefs of Staff, etc.

• All of our talent is vetted, interviewed, background checked, and personally selected for admission into our talent pool. This process includes discovering the social missions they're eager to support in their work and assigning each runner (the name for members of our talent pool) to a category and proficiency level, which allows us to most efficiently match them to the support needed.

• The app will gather all the details necessary to ensure an effective match (including the category and proficiency level of the support, the hours needed per week, budget for the role, start date, etc.). Within 1-48 hours, customers are introduced to their runner.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

HIRE RUNNER CO

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Hire Runner Co, a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $25,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **First Equity Financing Price** (as defined below).

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly

- 1 -
Nominee – Hire Runner – Cap Only – May. 2022

notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii) If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Not withstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a non-voting series of Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

> (i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company; and

> (ii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.00001 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $5,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company..

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs..

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4.   *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)　　The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)　　The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)　　The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)　　If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)　　If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)　　The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6.   *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the purchase of this Crowd SAFE.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Los Angeles, California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

HIRE RUNNER CO

By: _____

Name: Arlan Hamilton

Title: Chief Executive Officer

Address:

Email:

INVESTOR:

By:

Name:

EXHIBIT A

Nominee Rider and Waiver

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by Hire Runner Co (the "**Security**"), to receive all notices and communications on behalf of the Investor, cause the Security or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian, and, to the extent the Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities at the direction of the Chief Executive Officer of Hire Runner Co. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the purchasers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's personally identifiable information for these purposes during the Term and Investor acknowledges that the use of such personally identifiable information is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:

By:

Name:

Date:

NOMINEE:

Republic Investment Services LLC

By:

Name: Youngro Lee , CEO

Date:

COMPANY:
Hire Runner Co.

By:

Name: Arlan Hamilton

Date:

EXHIBIT D

Video Transcript

Speaker 1 (00:01):

I am a runner, right? And I want people to have the same opportunity I've had I'm having, right. And that, yes, I'm a HR recruiter, but the fullness of my life includes me being an artist and having the ability to continue that work, to have a, to work with and for a company that supports this real ethos. Like I, I believe in the mission of Runner.

Speaker 2 (00:31):

If you are thinking about becoming a runner, my best advice to you is just go online and apply. I've landed where I landed, cuz I just filled in a form on Instagram.

Speaker 3 (00:42):

So we really just wanna get to know them about their background, the professional areas of expertise, but really also who they are, what their interests are.

Speaker 4 (00:51):

I started Runner after investing in nearly 200 companies and seeing more than 10,000 over the past decade. One of the first things a company asks me after I invest or when they meet me is can you help me with hiring? Hiring can make or break a company. So many companies believe they have to wait for a long time or until there's a lot of money in their bank account before they can hire some of the most important roles they'll ever have to hire. But what if you could hire today for the growth you're looking for tomorrow? That's where Runner comes in. We offer fractional operations talent for inclusive companies. We help innovative companies of all sizes connect seamlessly with amazing runners who work over several categories from executive assistant, which I used to be to COOs and everything in between all of our runners are W2, which means that they have perks, benefits, protections that most gig workers don't have.

Speaker 4 (01:51):

They can also decide how many hours per week they want to work. What types of companies they wanna work for, et cetera, and how they want to use the Runner platform uniquely for themselves. Part of what makes Runner special is that we could quite easily take those 1500 people slap 'em onto an app and say, go ahead and get matched. But what we do is we make sure that every single interview that happens is with two people, at least like two people on our team. And we get to understand not just what they can do, what, where they've worked, but what do you want out of life? I believe that if Runner existed seven years ago, I wouldn't have been homeless or on food stamps because I would've gotten a gig. I want to give that opportunity for freedom, joy, flexibility, to as many runners and customers as possible because I know that it's there and I'm so, so grateful to offer the investment in Runner for as little as $100, opening it up for anyone who is a customer who is an observer fan, even runners themselves who want to come in and essentially spend the same amount.

Speaker 4 (03:05):

My suggestion is the same amount of money you would spend on education, entertainment or impact cuz any company can go to zero. I want to stress that any company can go to zero, but the journey along the way and what we hope to do with Runner, I think will be far worth far, far more than that. So, thank you and welcome.